[OSI PHARMACEUTICALS LETTERHEAD]
September 17, 2007

Via Federal Express and EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Tim Buchmiller, Senior Attorney

Re: OSI Pharmaceuticals, Inc. Definitive Proxy Statement Filed April 30, 2007 File No. 001-08865

Dear Mr. Buchmiller:

     This letter is in response to your letter dated August 22, 2007 relating to the Definitive Proxy Statement of OSI Pharmaceuticals, Inc. (“OSI”), filed April 30, 2007 (File No. 001-08865). Pursuant to our conversation on September 14, 2007, OSI is requesting an extension of the September 22, 2007 response date in your letter to ensure that its management and Compensation Committee of the Board of Directors have the opportunity to fully consider and respond to your comments. OSI proposes to provide a response to your letter on or before October 31, 2007, which it will file with the U.S. Securities and Exchange Commission (the “SEC”) via hard copy to you and EDGAR.

Tim Buchmiller
U.S. Securities and Exchange Commission
September 17, 2007

     OSI has filed this correspondence today with the SEC via EDGAR. If you have any questions concerning the foregoing, please do not hesitate to contact me at (631) 962-2048.

Sincerely,
/s/ Jon Brooks
Jon Brooks
Associate General Counsel —
Corporate and Securities

cc:   Barbara A. Wood, Esq., Vice President
       and General Counsel